Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-157057, 333-157057-01 to 333-157057-44

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC

TCEH FINANCE, INC.

SUPPLEMENT NO. 1 TO

MARKET MAKING PROSPECTUS DATED

FEBRUARY 11, 2009

THE DATE OF THIS SUPPLEMENT IS FEBRUARY 23, 2009

On February 23, 2009, the registrant parent guarantor, Energy Future Competitive Holdings Company,

filed the attached Current Report on Form 8-K with the Securities and Exchange Commission.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – February 23, 2009

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

(Exact name of registrant as specified in its charter)

TEXAS	333-153529-02	75-1837355
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201-3411

(Address of principal executive offices, including zip code)

Registrants’ telephone number, including Area Code – (214) 812-4600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01	OTHER EVENTS.

Impairment of Goodwill and Other Intangible Assets

Energy Future Competitive Holdings Company (“EFC Holdings”) expects that its fourth quarter 2008 results will include a non-cash goodwill impairment charge of approximately $8 billion of the approximately $18 billion of goodwill allocated to EFC Holdings arising from purchase accounting for the merger transaction in October 2007 involving its parent company, Energy Future Holdings Corp. The charge is not deductible for income tax purposes. This amount of goodwill charge is EFC Holdings’ best estimate of impairment pending finalization of the measurement of fair value of the underlying assets and liabilities, which EFC Holdings expects to reflect in its December 31, 2008 financial statements expected to be filed on March 3, 2009.

EFC Holdings also expects that its fourth quarter 2008 results will include a non-cash impairment charge of approximately $500 million ($320 million after tax) related to the trade name intangible asset of its wholly-owned subsidiary, Texas Competitive Electric Holdings Company LLC (“TCEH”).

The goodwill and the trade name intangible asset impairments resulted from an assessment of the carrying value of these assets triggered by the recent declines in market values of debt and equity securities of comparable companies and the dislocation in the capital markets that has increased interest rate spreads and the resulting discount rates reflected in EFC Holdings’ fair value estimates.

Impairment of Natural Gas-Fueled Generation Units

EFC Holdings also expects that its fourth quarter 2008 results will include a non-cash impairment charge of approximately $200 million ($130 million after tax) related to TCEH’s natural gas-fueled generation fleet. This impairment was triggered by a determination that based upon current and forecasted market conditions, it was more likely than not that certain natural gas-fueled generation units would be retired or mothballed (idled) earlier than previously expected. The natural gas-fueled generation units are generally operated to meet peak demands for electricity, and the fleet is tested for impairment as an asset group.

Consistent with the impairment determination, in February 2009, TCEH notified ERCOT of its plans to retire 11 of these natural gas-fueled units, totaling 2,341 MW of capacity, in May 2009, and mothball (idle) an additional four units, totaling 1,675 MW of capacity, in September 2009. ERCOT has 90 days from the date of TCEH’s notification to request additional information or provide feedback on TCEH’s proposed changes to the operation of these units.

Impact of Impairments on Debt Covenants, Counterparty Trading Agreements and Liquidity

The non-cash impairments discussed above will not cause EFC Holdings or TCEH to be in default under any of their respective debt covenants, will not have any impact on counterparty trading agreements, and will not have any material impact on EFC Holdings’ or TCEH’s liquidity.

* * * * *

This Current Report on Form 8-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this Current Report on Form 8-K. EFC Holdings undertakes no obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

By:	/s/ STANLEY J. SZLAUDERBACH
Name:	Stanley J. Szlauderbach
Title:	Senior Vice President and Controller

Dated: February 23, 2009